MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "**Meeting**") of the shareholders of Mountain Province Diamonds Inc. ("**Mountain Province**", the "Corporation") will be held at the offices of Fraser Milner Casgrain LLP, 77 King Street West, Suite 400 (fourth floor), Toronto-Dominion Centre, Toronto, Ontario, M5K 0A1 on Thursday June 14, 2012 at 4:00 pm (Toronto time) for the following purposes:

(a)   to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2011, together with the report of the auditors thereon;

(b)   to elect directors of Mountain Province; and

(c)   to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors' remuneration;

(d)   to consider and, if thought advisable, to re-approve by ordinary resolution the Mountain Province Stock Option Plan, as described in the management information circular of Mountain Province accompanying and forming part of this notice; and

(e)   to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice of meeting is accompanied by a form of proxy, the management information circular, the audited consolidated financial statements of Mountain Province for the financial year ended December 31, 2011, and a supplemental mailing list form. The directors of Mountain Province have fixed the close of business on May 11, 2012 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the meeting.

DATED as of May 10, 2012

BY ORDER OF THE BOARD OF DIRECTORS

*"Patrick Evans"*_____
Patrick Evans
President and Chief Executive Officer